Exhibit 4.2

VERSES TECHNOLOGIES INC. (the “Company”)

AMENDMENT TO THE ARTICLES OF THE COMPANY

  Pursuant to section 42(2)(a)(iv) of the British Columbia Business Corporations Act, the following is an extract of a resolution passed by all of the directors of the Company on June 11, 2021, which extract is to be attached to the Articles of the Company as effected on June 17, 2021.

“CHANGE OF NAME

BE IT RESOLVED THAT:

1.	the name of the Company be changed from CHROMOS CAPITAL CORP. to VERSES TECHNOLOGIES INC.;

2.	the Notice of Articles of the Company be altered accordingly; and

3.	any director or officer of the Company is authorized and directed to sign all documents and to do all things necessary or desirable to effect such alteration, including the filing of a Notice of Alteration with the Registrar of Companies.”